

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2011

Via E-mail
Stephen Dewingaerde
Director and President
Rockford Minerals Inc.
369 Shuter Street
Toronto, Ontario MSA 1X2
Canada

> **Re: Rockford Minerals Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed September 9, 2011**
> **Annual Report on Form 10-K for Fiscal Year Ended October 31, 2010**
> **Filed March 28, 2011**
> **Quarterly Report on Form 10-Q for Quarter Ended July 31, 2011**
> **Filed September 16, 2011**
> **File No. 1-34911**

Dear Mr. Dewingaerde:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the accounting and disclosure in your periodic reports as necessary to comply with all applicable comments on your registration statement. To the extent you revise certain disclosures in response to our comments, please ensure you make corresponding revisions to all documents.

2. In that regard, please provide us with precisely marked versions of your proposed amendments to the affected filings. In your letter of response, precisely reference each changed item of disclosure in the corresponding marked version of each filing.

Amendment No. 1 to Registration Statement on Form 10

General

3. All references to our "prior comments" are to the numbered comments from our letter to you dated November 10, 2010. We reissue prior comment 1. In your letter of response, please indicate precisely where in the marked version of the amendment your responsive changes are located.

4. We note your responses to prior comments 10 and 11. Please explain to us how the referenced information was confirmed with regard to any geologist or other mining expert involved. We may have additional comments.

5. Revise your filings as necessary to provide accurate, complete, and consistent disclosure. We refer you generally to prior comment 6. As an example of inconsistent disclosure, at page 12, you now refer to the acquisition of your mining "claims," whereas elsewhere (including at page 6) you have revised the disclosure to refer only to a single claim. You refer for the first time to a Mr. McNeely at page 20. You also fail to identify the "shareholder" making the referenced loan at Note 7 of your most recent filing on Form 10-Q.

6. Similarly, we note that in response to prior comment 24, you disclose that 1,000,000 shares were issued to "various investors" between February and April 2011. But the disclosure which appears in your various filings appears to be internally inconsistent in that regard. For example, the cover page of your most recent Form 10-Q indicates that as of September 12, 2011, you had 10,000,000 shares of common stock outstanding. However, we also note the following related disclosures:

   - At page 22 of the amended Form 10, you describe three issuances for a total of 10,000,000 shares, all of which had been issued as of July 31, 2010;

   - The cover page of the Form 10-K indicates that 10,000,000 shares were outstanding as of March 15, 2011;

   - Your initial Form 10 was filed on October 15, 2010, prior to purported sales in 2011, which also took place after the effective date of the Form 10;

   - You state at page 22 that for the nine months ended July 31, 2010, you issued 1,000,000 shares for $15,000 at $0.015 per share;

- Your Forms 10-Q for quarters ended April 30, 2011 and July 31, 2011, disclose that for the year ended October 31, 2010, you issued 1,000,000 shares for $15,000 at $0.015 per share; and

- None of the referenced periodic filings appears to disclose that these shares were issued between February and April 2011.

Please revise each filing as necessary to reconcile all such inconsistencies.

Business, page 2

7. Please disclose when you planned to commence the various phases of your proposed exploration program.

Directors and Executive Officers, page 20

8. Please refer to prior comment 17. Further revise to clarify the reference to "design in signage."

9. We note your responses to prior comments 18 and 19. Please revise this section to state the average number of hours per week each devotes to your business and to specify whether Mr. Dewingaerde has been otherwise employed or retired after leaving Entro in 2008, specifying the month he left.

Financial Statements, page 23

Note 1 – Summary of Significant Accounting Policies and Organization, page 29

(D) Property and Equipment, Mining Properties (Exploration Costs)

10. We note in response to comments 22 and 23 in our letter dated November 10, 2010 you revised your accounting policy disclosure to indicate that costs of acquiring mining properties are capitalized. However, you also disclose that exploration costs are capitalized when proven and probable reserves exist and the property is a commercially minable property; and when incurred either to develop new deposits, expand the capacity of operating mines, or to develop mine areas substantially in advance of current production.

Please understand that costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred, regardless of the existence of reserves or the stage of development of the business enterprise.

Please modify your accounting policy disclosure to differentiate between exploration and development costs consistent with this accounting guidance.

Form 10-K for Fiscal Year ended October 31, 2010

Controls and Procedures, page 23

11. Your management's report on internal control over financial reporting does not contain all of the disclosures required by Item 308(a) of Regulation S-K. Specifically, you must identify the framework used to evaluate the effectiveness of your internal control over financial reporting; and you must disclose management's assessment of the effectiveness of your internal control over financial reporting as of October 31, 2010, indicating whether or not internal control over financial reporting is effective. Please amend your Form 10-K to include all of the information required in management's annual report on internal control over financial reporting to comply with Item 308(a) of Regulation S-K.

12. You state your certifying officers evaluated your controls and concluded your "disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when are reports are being prepared." Please note the term *disclosure controls and procedures* is defined as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Further, disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management as appropriate to allow timely decisions regarding required disclosure. Please disclose your certifying officers' conclusion of effective of your *disclosure controls and procedures* as defined above to comply with Item 307 of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Steven Zrenda